UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO Section 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO Section 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Acrivon Therapeutics, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
004890109
(Cusip Number)
December 31, 2022
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 004890109

1	NAMES OF REPORTING PERSONS Sands Capital Life Sciences Pulse Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,652,606
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,652,606
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,652,606
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

13G

CUSIP No. 004890109

1	NAMES OF REPORTING PERSONS Sands Capital Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,652,606[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,652,606[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,652,606[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%[1]
12	TYPE OF REPORTING PERSON (See Instructions) OO

1 This amount includes 1,652,606 shares of Common Stock that are directly held by Sands Capital Life Sciences Pulse Fund II, L.P. (“Sands Pulse Fund II”).  Sands Capital Ventures, LLC, as the investment manager of Sands Pulse Fund II, may be deemed to beneficially own a total of 1,652,606 shares of Common Stock directly held by Sands Pulse Fund II.

13G

CUSIP No. 004890109

1	NAMES OF REPORTING PERSONS Frank M. Sands
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,652,606[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,652,606[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,652,606[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%[1]
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

1 This amount includes 1,652,606 shares of Common Stock that are directly held by Sands Capital Life Sciences Pulse Fund II, L.P. (“Sands Pulse Fund II”).  Frank M. Sands holds ultimate voting and investment power over securities held by Sands Pulse Fund II, and thus may be deemed to beneficially own a total of 1,652,606 shares of Common Stock held by Sands Pulse Fund II.

This Amendment No. 1 to Schedule 13G amends and restates in its entirety the Schedule 13G initially filed on November 25, 2022 (together with all prior and current amendments thereto, this “Schedule 13G”).

Item 1. Issuer

(a) Name of Issuer:

The name of the issuer to which this filing on Schedule 13G relates is Acrivon Therapeutics, Inc. (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Issuer are located at 480 Arsenal Way, Suite 100, Watertown, Massachusetts 02472.

Item 2. Identity and Background

(a) Name of Person(s) Filing:

This Schedule 13G is being filed jointly by: (i) Sands Capital Life Sciences Pulse Fund II, L.P. (“Sands Pulse Fund II”), with respect to the shares of Common Stock held by it; (ii) Sands Capital Ventures, LLC (“SCV”), the investment manager of Sands Pulse Fund II, with respect to the shares of Common Stock held by Sands Pulse Fund II; and (iii) Frank M. Sands (“Sands”), with respect to the shares of Common Stock held by Sands Pulse Fund II.  Sands Pulse Fund II, SCV and Sands are together referred to herein as the “Reporting Persons”.

Sands Capital Life Sciences Pulse Fund II-GP, L.P. (“Sands Pulse GP L.P.”) is the general partner of Sands Pulse Fund II.   Sands Capital Life Sciences Pulse Fund II-GP, LLC (“Sands Pulse II GP L.P.” and, together with Sands Pulse GP L.P., the “Sands General Partners”) is the general partner of Sands Pulse GP L.P.

SCV is the investment manager of Sands Pulse Fund II and thus may be deemed to beneficially own the shares of Common Stock held by Sands Pulse Fund II.  Sands holds ultimate voting and investment power over securities held by Sands Pulse Fund II, and thus may be deemed to beneficially own the shares of Common Stock held by Sands Pulse Fund II.

(b) Address of Principal Business Office, or if None, Residence:

The principal business address of each of the Reporting Persons and the Sands General Partners is 1000 Wilson Blvd., Suite 3000, Arlington, VA 22209.

(c) Citizenship or Place of Organization:

Each of Sands Pulse Fund II, SCV and the Sands General Partners is organized under the laws of the State of Delaware.  Sands is a citizen of the United States.

(d) Title of Class of Securities:

The class of securities of the Issuer to which this Schedule 13G relates is Common Stock, $0.001 par value per share (“Common Stock”).

(e) CUSIP Number:

The CUSIP number of the Common Stock is 004890109.

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is an Entity Specified in (a) - (k):

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	[ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with
Section 240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

See rows 5 through 11 of cover pages.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

 Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Sands Capital Life Sciences Pulse Fund II, L.P.

By: Sands Capital Life Sciences Pulse Fund II-GP, L.P., its general partner

By: Sands Capital Life Sciences Pulse Fund II-GP, LLC, its general partner

By: /s/ Jonathan Goodman
Name: Jonathan Goodman
Title: General Counsel

Sands Capital Ventures, LLC
By: /s/ Jonathan Goodman
Name: Jonathan Goodman
Title: General Counsel
By: Frank M. Sands
Name: Frank M. Sands

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

EXHIBIT 1
to
SCHEDULE 13G

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  February 14, 2023

Sands Capital Life Sciences Pulse Fund II, L.P.

By: Sands Capital Life Sciences Pulse Fund II-GP, L.P., its general partner

By: Sands Capital Life Sciences Pulse Fund II-GP, LLC, its general partner

By: /s/ Jonathan Goodman
Name: Jonathan Goodman
Title: General Counsel

Sands Capital Ventures, LLC
By: /s/ Jonathan Goodman
Name: Jonathan Goodman
Title: General Counsel
By: Frank M. Sands
Name: Frank M. Sands